Filed by The Bank of New York Company, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

In connection with the proposed transaction, The Bank of New York Mellon Corporation, an entity formed by The Bank of New York Company, Inc. and Mellon Financial Corporation for purposes of facilitating the proposed transaction, filed a registration statement on Form S-4 (Registration No. 333-140863) containing a joint proxy statement/prospectus with the Securities and Exchange Commission on February 23, 2007. Shareholders are urged to read the joint proxy statement/prospectus (including all amendments and supplements to it) regarding the proposed transaction because it contains important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that are incorporated by reference in the joint proxy statement/prospectus are also available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company Inc.’s 2007 annual meeting of shareholders, as filed with the SEC on March 14, 2007. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2007 annual meeting of shareholders, as filed with the SEC on March 19, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus.

The information presented here may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including (i) statements about the expected benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii) statements about The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “will,” “highly attractive,” “expect,” “extraordinarily strong and rapidly growing competitor,” “synergies,” “opportunities,” “superior returns,” “well-positioned,” “pro forma,” and similar phrases. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s management and are subject to significant risks and uncertainties. Actual results may differ from those indicated in the forward-looking statements. We will not update these statements as a result of changes in circumstance or new facts, or for any other reason.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) The Bank of New York Company, Inc.’s or Mellon Financial Corporation’s shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect our operating results; (8) the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9) fluctuations in interest rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).

*  *  *

The following is a transcript from the analyst call on Wednesday, April 18, 2007.

Conference Call Transcript

BK - Q1 2007 The Bank of New York Earnings Conference Call

EVENT DATE/TIME: APR. 18. 2007 / 8:00AM ET

CORPORATE PARTICIPANTS

Ken Brause

The Bank of New York - Head of IR

Tom Renyi

The Bank of New York - Chairman, CEO

Todd Gibbons

The Bank of New York - CFO

Gerald Hassell

The Bank of New York - President

Bruce Van Saun

The Bank of New York - Vice Chairman

CONFERENCE CALL PARTICIPANTS

Ken Usdin

Banc of America Securities - Analyst

Brian Bedell

Merrill Lynch - Analyst

Mike Mayo

Deutsche Bank - Analyst

David Hilder

Bear Stearns - Analyst

Tom McCrohan

Janney Montgomery Scott - Analyst

Vivek Juneja

JPMorgan - Analyst

Robert Lee

KBW - Analyst

Allen Zwickler

First Manhattan - Analyst

PRESENTATION

Operator

Welcome to the Bank of New York’s first quarter 2007 earnings conference call. Today’s conference is being recorded. [OPERATOR INSTRUCTIONS]

Now Ken Brause, Head of Investor Relations for The Bank of New York.

Ken Brause - The Bank of New York - Head of IR

Thank you. Good morning, everyone. Thank you for joining The Bank of New York first quarter earnings call. Before we begin, let me remind you our remarks may include statements about future expectations, plans and prospects which are forward - looking statements. The actual results may differ materially from those indicated or implied by the forward - looking statements as a result of various important factors, including those identified in our 2006 10 - K and other documents filed with the SEC available on our website at www.BankofNY.com. Forward - looking statements in this call speak only as of today, April 18, 2007. We will not update forward - looking statements to reflect facts, assumptions, circumstances, or events, which have changed after they were made. I’d like to now turn the call over to Tom Reyni, Chairman and CEO of the Bank of New York.

Tom Renyi - The Bank of New York - Chairman, CEO

Good morning to you all. I’m joined this morning by Todd Gibbons, our Chief Financial Officer; our President, Gerald Hassell; and Bruce Van Saun, our Vice Chairman who I think all of you are aware will become our Chief Financial Officer again when we complete our merger.

We’ve had a great quarter all around. Strong momentum, sound, broad based growth and great progress in ensuring that we’re ready to hit the ground running once we close the merger with Mellon Financial. This morning, I’ll speak briefly to our results and then ask Todd to elaborate. Gerald will discuss our success in winning new business which is quite considerable and our progress on the Corporate Trust conversion which also is quite considerable. Bruce will provide some thoughts as to our future outlook. And then I’m going to come back with an update on our integration planning progress where I’m spending much of my time.

Getting started, in terms of our financial results we earned $0.59 this quarter on an operating basis which excludes merger charges and this compares favorably to last year when we earned $0.55 including retail and $0.47 without. It was a good environment for us and we capitalized on it. All our business segments continued to do well. Asset servicing, issuer services, asset and wealth management fees all showed strong growth. New business trends remain very favorable. We achieved positive operating leverage which remains a key objective for our company by the way, and we continued to benefit from the restructuring of our credit portfolio. When we see a turn in the credit cycle we expect this to be another strong point of positive differentiation for us. So a great quarter on all fronts and a reflection of how well our business model is positioned to benefit from global capital flows and investor activity which remains firmly in place.

We’ve made continued progress against the high growth, high margin opportunities that we singled out for all of you at our analyst meeting last May, all of which have gained further momentum in this last quarter. To give you a few data points in our collateral management business, we’ve achieved steady year-over-year growth with tri party balances up 18% over a year ago. In hedge fund services during the quarter we surpassed the $100 billion mark in assets under administration. Last year, we grew hedge funds assets by 41%.

European asset servicing continues to gain momentum with strong first quarter revenue growth across all products, again reflective of the significant cross-border investment interest and capital flow. And lastly, depository receipts had another great quarter of double digit fee growth where we continue to see strong underlying activity, particularly from emerging markets. Once again, cross-border activity is the driver. As you can see the business model is delivering on all fronts. We’re executing on our opportunities, we’re winning new business, we’re keeping that pipeline full, and we’re building on our strong momentum. Simply, it was a great quarter. And with that, I’d like to ask Todd to share more detail regarding those results. Todd, please?

Todd Gibbons - The Bank of New York - CFO

Thanks, Tom. As you said a great quarter and a high quality quarter at that as you’ll see as you go through the numbers. That $0.59 figure Tom mentioned is the one you want to focus on. It removes non-recurring, merger, and integration charges related to both the Corporate Trust swap and Mellon. We’ve made some changes to the format of our income statement, consistent with how the new company will report, and I’ll point to the most significant of those changes.

Issuer service fees were more than double that of a year ago. That increase reflects the impact of the Corporate Trust business we acquired. Excluding the acquisition, organic growth and issuer services was a strong 18%. Corporate Trust fees increased sequentially over the seasonally robust fourth quarter reflecting strength in areas we’ve highlighted before, structured in global which we expanded through the swap transaction. And as Tom indicated, depository receipts also had another excellent quarter. While fees declined sequentially, consistent with normal seasonal patterns for corporate actions, growth was strong versus a year ago. This business is generally stronger in the second and fourth quarters.

Asset servicing is a line we’ve added which includes investor and broker-dealer services. Here, we had an excellent performance with fees up 17% over the year ago quarter. Investor services had strong organic growth reflecting new assets from existing clients and large volume increases particularly in global custody, global and domestic funds, and hedge fund services, excluding the AIB acquisition, investor services was up 6% sequentially and 12% year-over-year. Total assets under custody and administration were up 22% from a year ago and $800 billion sequentially to $13.8 trillion. The component that is cross-border grew 35% from a year ago and now stands at $5 trillion or over 36% of total assets serviced.

In broker-dealer services, the continued adoption of tri party arrangements remains a key driver. We also saw nice growth in global clearance due to new business wins and increased volume from existing clients. The lone exception in asset servicing was securities lending which was down versus the year ago quarter and basically flat with the fourth quarter as increased volumes were more than offset by the exceptionally tight spreads between the Treasury repo rate and the Fed funds rate.

Fees and clearing services were up sequentially but down year-over-year. Let me remind you that this is the former execution and clearing line minus the businesses we contributed to BNY ConvergEx, so it’s Pershing and our electronic trading platforms, B-Trade and G-Trade. Sequential performance reflected solid growth at Pershing on good levels of activity. The year-over-year decline reflects the removal of those execution businesses.

Private banking and asset management has been renamed asset and wealth management. Again, consistent with how we expect to report going forward. Fees in the category were up 20% from a year ago reflecting organic growth particularly at Ivy and Alcentra and the acquisition of Urdang which closed in March of ‘06. Assets under management in this sector were up 15% versus a year ago and now total $130 billion. Foreign exchange and other trading had one of the best quarters ever. Revenues were up 13% year-over-year and 31% sequentially. FX benefited from higher volumes and a mid quarter spike in volatility while our interest rate derivatives business also enjoyed a pick up in client activity. Net interest income and the net interest margin were up from a year ago but down sequentially. We told you in the fourth quarter that we had an unusually high level of attractively priced deposits. In addition, there were two fewer days than the first quarter relative to the fourth quarter. Our net interest margin was 2.18%. This would be approximately 2% pro forma for the Corporate Trust balances that will transition in May. This is in line with where we had had told you we expected to be in this quarter.

Turning to expenses, we maintained good cost discipline and generated positive operating leverage of 140 basis points sequentially. Excluding M&I cost, non-interest expense was up over the year ago quarter but down sequentially, a more meaningful comparison given the business mix change from a year ago. The sequential decrease in expenses was largely driven by lower staff expenses, offset somewhat by higher occupancy cost related to the conversion of the AIB joint venture to a wholly owned subsidiary. Expenses related to the amortization of intangibles rose due to the Corporate Trust acquisition. Also included in other expense this quarter was $21 million paid to JPMorgan for servicing the Corporate Trust balances that did not yet convert to our systems. As this business converts, some of this expense will show up in other line items while some will be eliminated as synergies.

Merger and integration costs were 15 million in the quarter, 4 million of which related to the Mellon merger. Credit quality remains excellent. We had net recoveries in the quarter, and a decline in nonperforming assets. The provision for credit losses was a credit of $15 million which is about $0.01 of positive benefit that we had not anticipated. So all in all, clearly an exceptionally strong and clean quarter. With that I’ll turn it over to Gerald.

Gerald Hassell - The Bank of New York - President

Thanks, Todd. Let me start by giving you an update on the markets response to the merger. Overall, reaction from clients and prospects continues to be extremely positive. We are winning business from new clients and expanding relationships with existing ones. In fact, in asset servicing alone, during the first quarter, we were awarded 85 new mandates representing $80 billion in assets and closed additional business representing nearly $140 billion in assets. Now, of those amounts, nearly $95 billion in assets have been converted on to our systems with the remainder to be converted over the next several months. Clearly, we continue to have good traction in the marketplace.

Now, while also winning new business, we received top quality rankings in a number of important areas. We ranked first in securities lending and Global Custodian magazine’s latest survey, and we won number one rankings in Global Investor magazines foreign exchange survey in many categories including the best FX service provider overall. This represents objective, independent recognition of the quality of our products and services.

Now, turning to the Corporate Trust conversion, everything remains on schedule. Client satisfaction remains high, and results remain on plan. Last month, we successfully completed the conversion of the structured finance and CDO business segments. The conversion involved nearly 20,000 client accounts with 60,000 security and cash positions. These accounts process more than $20 billion in principal and interest payments per month. In total, about 75 to 80% of all accounts and revenues have now been converted on to our systems.

The final phase of the conversion, which involves the international and loan agency business segments will conclude in May. Once that phase is complete, substantially all the accounts will have been moved on to our systems which is right in line with our original plans and well ahead of the close with Mellon. From a financial perspective, Corporate Trust continues to track slightly better than the deal model. So across all of our institutional services businesses, we experienced very solid growth in the quarter and feel good about our position going forward. With that let me turn it over to Bruce.

Bruce Van Saun - The Bank of New York - Vice Chairman

Thanks, Gerald. We are off to a good start in the first quarter and we believe that market conditions overall remain favorable as we enter Q2. What has really helped us over the past few quarters are the continued secular trends towards increased cross-border investing and towards investing in more sophisticated investment products. These trends have helped our asset servicing, issuer services, and asset management businesses as we have been repositioning our franchise to benefit from them. Mellon is also benefiting and together it is one heck of a combination. Lots of core momentum with the added benefit of revenue and expense synergies.

As you saw in the press release we have harmonized our revenue and expense categories with Mellon. The segment results in our 10-Q this quarter will also be aligned with Mellon although we are still tweaking some allocation methodologies to make them fully consistent. We expect to finish that in the second quarter. We plan to have a combined earnings call in July for second quarter results and we are working through various supplemental pro forma disclosures to make comparisons of results as meaningful as possible. As to the second quarter outlook, we are hopeful that the market environment stays healthy and we catch a few spurts of volatility the way we did in mid first quarter which boosted both fee and trading revenues. The net interest margin should continue to stay near our guidance but we may see a slight seasonal pick up in deposit volumes in Q2. In addition, between 9 and $10 billion of deposits move from JPM to us in May which will reclassify between 10 and $15 million of other fee revenue to NII in the quarter.

As to expenses, we should continue to see the benefit of good discipline combined with early progress on synergies planning with Mellon. Tax rate and share count should be stable, although employee option exercises due to our higher stock price have been modestly increasing our share count. So all in all, our outlook remains intact. We are delivering on our core objectives while also making good progress on the Mellon integration planning which Tom will speak about next.

Tom Renyi - The Bank of New York - Chairman, CEO

Okay, thank you, Bruce. The merger remains on track towards the targeted close on or around July 1. We filed all of our applications with our regulators all around the world. We’re submitting our Department of Justice filings this week, and we received word that we are in fact effective on our S-4 from the SEC, and that allows us to put the merger to a special shareholder vote that we believe we can schedule, will be scheduling for May 24. This is all a bit ahead of schedule as to where we thought we might be when we first announced on December 4.

Now in terms of integration planning, it’s going exceedingly well. All activities moving forward and I say tracking on plan. We’re identifying all the steps that are necessary to reach our business development goals and expense synergies and certainly to establish the new company as the standard bearer for service quality.

Now, in our integration planning, people and technology are the two critical components and I see strong progress on both those fronts. In terms of people, on December 4, as you heard, we announced the planned merger, we also named the top level of management for the new company and we have subsequently identified all of the entire second tier of management and will be about to finish the announcements of those second tier individuals. Those managers are working actively to map out the vision for their respective organizations which also includes their own management hierarchy, therefore the tier three management and we expect to begin making announcements in that instance as well. So within a matter of two to three weeks we could virtually be — I have identified the top 400 to 500 managers in our company.

By design though, this is a thoughtful and it’s a deliberate process that’s intended to insure that we are building a best-in-class organization that reflects the best interest of both our clients and our shareholders and certainly our staff. In terms of systems, our technology leaders are reaching important decisions on the selection of many of our key systems and that will leverage the distinct strengths of each of the companies coming together. Now we’ve got fewer than 75 days to go before the expected close and I feel very good about where we are at this point. These 75 days are going to go very quickly. They’re well identified, well planned. We’re moving forward and I think that as those 75 days go by, the level of any concern and uncertainty will decline dramatically.

So to sum up, we’re continuing our business momentum, we’re delivering our strong performance, we’re hitting all of our integration planning milestones, and all this gives us a high level of confidence that we will be fully prepared for day one. On day one, we will hit the ground running. We’ll proceed with a smooth and timely integration and we’re going to deliver superior service to our clients, all of which will position us to deliver outstanding results to our shareholders well into the future. With that, I’d like to ask the Operator now, to open up the call to your questions. Please?

QUESTION AND ANSWER

Operator

Thank you. [OPERATOR INSTRUCTIONS] Our first question comes from Ken Usdin with Banc of America Securities. Please go ahead.

Ken Usdin - Banc of America Securities - Analyst

Thanks, good morning.

Tom Renyi - The Bank of New York - Chairman, CEO

Good morning, Ken.

Ken Usdin - Banc of America Securities - Analyst

Bruce, just on one of the last comments you made I was just wondering if you could just walk through again the movement of NII up from fees upwards and then the corresponding changes on the expense side. You said that only a part of that other fees moves up to NII? Could you just walk through both that 25 million of economic value payments in the corresponding fee addition services?

Bruce Van Saun - The Bank of New York - Vice Chairman

Yes, I was specifically referring to NII and currently, we have certain deposits that are carried on Chase’s balance sheet pending a conversion of the European business, largely the European business. That conversion will take place mid quarter in mid May, and then those deposits will reside on our own balance sheet. So our balance sheet is going to go up by 9 or $10 billion and we’ll then be booking that revenue through net interest income. The spread on those deposits is about 1%. Today, Chase is passing through the economic benefit of those deposits to us through a payment that we’re recording as other fee income. So really, all I said was the balance sheet goes up by 9 or $10 billion, you got to take that payment out of other fee income of 9 or 10 and move it up to net interest income for about a half a quarter effect.

Ken Usdin - Banc of America Securities - Analyst

Got it. So in the third quarter we’ll see the full quarter effect?

Bruce Van Saun - The Bank of New York - Vice Chairman

That’s correct.

Ken Usdin - Banc of America Securities - Analyst

Got it. And then the same thing on the transition services side. So some of that just net goes away because you just save it and then some of it just moves into, so kind of you get a net benefit to this on a kind of all in basis?

Bruce Van Saun - The Bank of New York - Vice Chairman

Yes. That should be part of the synergies that we’re expecting that we’ve been paying for services to Chase. Some of those services we’ll have to replace in our expense base and others, we won’t, if for example, we’re paying them for systems and then we convert on to our systems those payments just drop off and that’s been factored into the synergy guidance that we gave you surrounding the JPM transaction .

Ken Usdin - Banc of America Securities - Analyst

Okay. And my second question is on capital, I noticed in this quarter’s release you kind of restated your TCE to include deferred tax liability, and I’m just wondering, does that have any impact as far as how you look through the deal as far as something you also mentioned in the K about potentially sitting on a higher capital base. How do you think through that and does it have any impact for your ability to either buyback stock or get ahead of your capital rebuild?

Bruce Van Saun - The Bank of New York - Vice Chairman

Yes, that’s a good cash question, Ken. I think as we look at that ratio and the impact of the merger accounting, there’s clearly a very sizeable intangible that stems from the merger accounting and if you flow that through, that has a big hit on our TCE ratio. If you adjust for that, there’s about 110 to 115 basis point augmentation to the TCE ratio, which we think is meritorious to look at it that way because if we ever wrote off those intangibles we would get the tax benefit. We would have the additional capital there and I think the rating agencies are now starting to look at that as bonafide capital. This kind of resulted from, in big transactions when they did away with pooling accounting, this is kind of an offshoot of doing these tax free mergers and how the accounting works. So I think there’s an education process that’s going on right now with the rating agencies. I don’t really feel comfortable at this point talking about how that might affect our ability to buyback stock, but I think if people came around to that view, that could provide some upside.

Ken Usdin - Banc of America Securities - Analyst

Okay, thanks a lot.

Ken Brause - The Bank of New York - Head of IR

And next question?

Operator

Thank you. Our next question comes from Brian Bedell with Merrill Lynch. Please go ahead.

Brian Bedell - Merrill Lynch - Analyst

Hi, good morning, guys.

Tom Renyi - The Bank of New York - Chairman, CEO

Hi, Brian.

Brian Bedell - Merrill Lynch - Analyst

A couple of questions. Number one, could you talk about the drivers of the core asset servicing growth? Even excluding the AIB consolidation, you were up 6% sequentially and I saw your assets and your custody rose $800 million and Gerald, I know you talked about the new mandates that came on, but a couple things. Is that increase in asset under custody all investor services custody number one. And then number two, if you can just comment on where those new wins are coming from like between Europe and the U.S. for instance?

Gerald Hassell - The Bank of New York - President

Sure. It’s Gerald, so I’ll take that one, Brian. Basically, we’ve been winning and expanding business across-the-board, but particularly in Europe and in the cross-border assets, with our traditional client base, and so the traditional institutions, financial institutions, mutual funds, hedge funds, we continue to win and grow business with them in terms of assets under custody, and that’s the largest share of that growth in assets under custody. I will say the second component to it is the Corporate Trust assets that we of course are custodian for and those factor into the assets under custody figure as well. So as those conversions occur, they come into our custody network as well, but the core growth has been in our traditional institutional business, strong growth in mutual funds and in particular, in Europe.

Brian Bedell - Merrill Lynch - Analyst

And what’s your assets under custody in the Corporate Trust assets that you service in total?

Gerald Hassell - The Bank of New York - President

We don’t really break out that number.

Brian Bedell - Merrill Lynch - Analyst

Okay, but you’re saying most of the growth linked quarter is not coming from that but from the actual core investor services business?

Gerald Hassell - The Bank of New York - President

Yes, it’s spread across-the-board.

Brian Bedell - Merrill Lynch - Analyst

Okay.

Gerald Hassell - The Bank of New York - President

But I think the important point is, which I know is of concern to you all, is that we’re winning new business, even as we’re going through this integration process or planned integration process with Mellon.

Brian Bedell - Merrill Lynch - Analyst

Right.

Gerald Hassell - The Bank of New York - President

That’s been very gratifying. Our core customer base and our core prospect base continues to award us business.

Brian Bedell - Merrill Lynch - Analyst

And your—this continues to be strong in Europe as well like you said, right?

Gerald Hassell - The Bank of New York - President

Absolutely.

Brian Bedell - Merrill Lynch - Analyst

And then just quickly on the FX, is most of that sequential increase on the FX and other trading due to FX or was the interest rate derivatives a major component of that sequential 31% growth?

Todd Gibbons - The Bank of New York - CFO

Yes, Brian, this is Todd Gibbons. I’ll take that. We saw it in both areas. The FX did see a significant increase. We benefited from our emerging markets trading as well as that mid market spike that we saw in volatility was a positive for us and then we also benefited from our other trading operations as well which also saw primarily the pop due to the interest rate derivative trading.

Brian Bedell - Merrill Lynch - Analyst

Which we think about that line is around say three quarters FX one quarter other trading, is that sort of a fair—?

Todd Gibbons - The Bank of New York - CFO

That’s probably a pretty good estimate.

Brian Bedell - Merrill Lynch - Analyst

And then just lastly on the Corporate Trust, you said you’re a little bit ahead of the deal model. Can you comment on whether that’s on the revenue or expense side? And then of course now that you’ve converted that big block of business in the first quarter, should we see another leg down in cost saves in 2Q?

Todd Gibbons - The Bank of New York - CFO

I think it’s a combination of both, Brian. We’re a little ahead on the Corporate Trust revenues where we expect it so the business has transferred over well and then I think also on the expense side we’ve done a good job of just managing the expenses as that business transitions in. I would say on the expense side there’s a little bit of an offset because some of the residual costs from the retail business, the stranded costs we had estimated are a little higher because we have to now dovetail that with our merger integration planning with Mellon, so net-net, it’s probably a little more revenue driven and we’re getting a little offset there on the stranded cost, but that will go away. That’s part of the synergies that we’ll get when we execute our Mellon integration plan.

Brian Bedell - Merrill Lynch - Analyst

Right, okay. And then on the conversion, was that late in the quarter or more in the middle?

Todd Gibbons - The Bank of New York - CFO

Probably about the middle of the quarter but really, some of the bigger conversions are already in hand. This is one of the more complex conversions because of the number of countries involved, but in terms of the impact on the cost base, it’s some of the bigger stuff we’ve already achieved.

Tom Renyi - The Bank of New York - Chairman, CEO

Brian just as a reminder, roughly 75 to 80% of the revenues or the assets or the accounts depending upon which measure you use have already been converted.

Brian Bedell - Merrill Lynch - Analyst

Right. So that’s coming through. So 1Q really - or we saw some of this benefit in 1Q and of course we’ll see more on a linked quarter basis given that you’ve converted it in the middle of the quarter.

Todd Gibbons - The Bank of New York - CFO

Yes.

Tom Renyi - The Bank of New York - Chairman, CEO

That’s correct.

Brian Bedell - Merrill Lynch - Analyst

And did you guys or can you guys say what the EPS dilution was in the first quarter from the Corporate Trust deal?

Bruce Van Saun - The Bank of New York - Vice Chairman

Again, I think it’s tracking to what we said, it’s a little less than what we said because we’re doing a little better so I think if you factored that in and look at the year-over-year growth stats we’re certainly solidly in that 10 to 15% EPS target that we’re holding out there.

Brian Bedell - Merrill Lynch - Analyst

Okay, great. Thank you.

Tom Renyi - The Bank of New York - Chairman, CEO

Thank you.

Ken Brause - The Bank of New York - Head of IR

Thanks, Brian. Next question, please?

Operator

Thank you. Our next question comes from Mike Mayo with Deutsche Bank. Please go ahead.

Mike Mayo - Deutsche Bank - Analyst

Good morning.

Tom Renyi - The Bank of New York - Chairman, CEO

Hi, Mike.

Mike Mayo - Deutsche Bank - Analyst

Can you comment on Pershing, whether the trends at the end of the quarter are continuing assuming the recent volume increase has helped?

Gerald Hassell - The Bank of New York - President

Yes. Mike, it’s Gerald. Pershing had a very solid quarter and the activity is good. they’ve won some new accounts, we’ve benefited from the acquisition of the Neuberger Berman business that fully converted over, we’ve seen good activity out of those clients that came over to us and so it was a solid quarter all the way around for Pershing and we haven’t really seen much in the way of let up thus far into this quarter.

Mike Mayo - Deutsche Bank - Analyst

And DR’s, I guess that’s part of the decline here in the first quarter. Can you quantify the impact due to DR’s because that business line is showing a pretty big decline.

Tom Renyi - The Bank of New York - Chairman, CEO

Well, when you look at issuer services, Mike, and as we’ve mentioned, Corporate Trust was up sequentially. DR’s was obviously down pretty significantly sequentially, which is, but right on what we had expected the performance to be in the first quarter and up on a year-over-year basis, so there is quite a bit of seasonality to DR’s. It’s a second quarter and a fourth quarter is where we see the benefits from it.

Todd Gibbons - The Bank of New York - CFO

On a year-over-year basis we still have double digit growth in terms of total fees.

Mike Mayo - Deutsche Bank - Analyst

Can you quantify how much that decline was in the DR’s?

Tom Renyi - The Bank of New York - Chairman, CEO

We don’t break that out, Mike, as you know, from a competitive point of view, so we aggregate the issuer services.

Mike Mayo - Deutsche Bank - Analyst

And last question, FX, it was a lot stronger than some of your peers and what I was hearing from some others is that volatility wasn’t as strong, therefore FX wasn’t as strong but it’s good for you. Where is the disconnect?

Tom Renyi - The Bank of New York - Chairman, CEO

I think we trade more in the emerging markets countries than some of our peers. We have a little bit of a different business mix, a broader number of products as you’re aware and I think that mid market, that mid month spike in volatility probably benefited us more than most of our peers.

Bruce Van Saun - The Bank of New York - Vice Chairman

I think the other thing that we commented on earlier as well is that we have derivatives business and an interest rate derivatives business and that had a good quarter as well, Mike.

Mike Mayo - Deutsche Bank - Analyst

Thank you.

Ken Brause - The Bank of New York - Head of IR

Mike. Next question, please?

Operator

Thank you. [OPERATOR INSTRUCTIONS] Our next question comes from David Hilder with Bear Stearns. Please go ahead.

David Hilder - Bear Stearns - Analyst

Good morning. It sounds like you’re ahead of schedule on the shareholder approval front. Wondered if you could provide an update on where you are in obtaining the required regulatory approvals for the merger?

Tom Renyi - The Bank of New York - Chairman, CEO

Well, David, we have made all the filings. We’re complete in all our filings around the world, obviously the U.S. as our host regulator is key and most important. We actually filed that application probably a good month or so ago. They are in the process of their own evaluation. I think what my experience and observations have been is that these things tend to come together at roughly the same time. There’s a close coordination between the DOJ’s review and the Federal Reserve’s review, and we think that will come around roughly around the same time as we hope to hold our special shareholders meeting, so that would be roughly around that basic time frame. Sequentially, I can’t tell you but roughly they will all come together right around that period of time.

David Hilder - Bear Stearns - Analyst

Okay. Thanks very much.

Tom Renyi - The Bank of New York - Chairman, CEO

Okay, David. Is there another question?

Operator

Thank you. Our next question comes from Ken Usdin with Banc of America Securities. Please go ahead.

Ken Usdin - Banc of America Securities - Analyst

Yes, hi, guys. Sorry, one follow-up.

Ken Brause - The Bank of New York - Head of IR

Sure, Ken.

Ken Usdin - Banc of America Securities - Analyst

Given a lot of the confidence that you guys have talked about and that Bob talked about yesterday, I was just wondering if you can give any kind of update on your expectations for revenue synergies or confidence in them. I know you’re still in the planning phases but as you kind of have these meetings of the minds as you mentioned, when you were talking about getting out strong out of the gate, should we expect that the kind of the net revenue synergy that you’re able to get out of the gate might be better than attrition so that you’re kind of net revenue synergies guidance might prove to be conservative. That’s what I’m gathering from at least your tone.

Gerald Hassell - The Bank of New York - President

Well, Ken, I’ll say this. The attrition has been virtually non-existent, so we feel very good about the retention of the customer base and how we’re servicing that customer base and so we feel very positive going into the merger in terms of our ability to retain our business. On the revenue synergy side as we get a little more clarity around the opportunities, we feel as confident and as positive as ever before.

Ken Usdin - Banc of America Securities - Analyst

And can you just clarify also on the expense side? I mean several months now after the merger, can you talk about how you’re continuing to vet out the expenses and if you feel any better about that number as well?

Bruce Van Saun - The Bank of New York - Vice Chairman

Yes, sure, Ken. It’s Bruce. We just as a matter of fact went through a full round of meetings with all of the lines of business heads as well as the shared services heads, and came away with very granular plans about how we’re going to achieve those synergies so I think we feel very confident that we’re positioned to achieve our synergies. Certainly the focus here was on ‘07 and ‘08, but also have a path towards the later stage synergies.

Ken Usdin - Banc of America Securities - Analyst

Okay, great. Thanks a lot.

Tom Renyi - The Bank of New York - Chairman, CEO

Thank you, Ken. Again? Do we have another question?

Operator

Yes. Our next question comes from Tom McCrohan with Janney Montgomery Scott. Please go ahead.

Tom McCrohan - Janney Montgomery Scott - Analyst

Hi, good morning.

Tom Renyi - The Bank of New York - Chairman, CEO

Good morning, Tom.

Tom McCrohan - Janney Montgomery Scott - Analyst

Can you just talk a little bit about directionally what you’re seeing in the credit portfolio and what role credit extension will play in the combined firm, particularly on a non-financial institution type oriented credit?

Tom Renyi - The Bank of New York - Chairman, CEO

Sure, Tom. Credit will continue to play a role for us. Both companies do extend credit both to financial and non-financial institutions, and I believe in the merged company that that will continue forward. I think you’ll see less reliance on, and we have seen this. Our portfolio has very little sub investment grade or higher risk component of the credit and hence the performance that you’ve seen over the past few quarters, but it will continue to play a role. I think it helps cement relationships and can lead to a broader cross sell for us. I don’t know Gerald if you have anything to add?

Gerald Hassell - The Bank of New York - President

Tom, I would just add to it that we continue to look at credit in a very very disciplined fashion, that credit by and of itself is not something we intend to do. We intend to do it with the eye of making sure it’s part of a broader relationship and if not then we’re not going to extend much in the way of credit. I think that’s also shown up in some of our other categories of fee lines. You saw that our loan fees and committment fees and structuring fees have declined and continue to decline on a sequential basis because we are in fact being very disciplined. We think the market is a bit frothy and so we’re not doing silly transactions and there’s no need to do that, and any time we’re extending credits in support of our financial institutions and the growth of our security servicing business.

Tom Renyi - The Bank of New York - Chairman, CEO

Maybe I can offer a comment as well about it because I think two things you should keep in mind, Tom, and one that in terms of NII and credit extension generally, as a percentage of the combined company will be dramatically less than what it has been at the Bank of New York on a stand alone basis, by simply adding the amount of fee revenues and the amount of asset management business that Mellon Financial brings to the table as a percentage of our pre-tax income, that activity will be dramatically less in proportionally.

Secondly, I think following on one of Todd’s comments in terms of the investment grade nature of the portfolio which you’ll find in virtually every trust and custody organization and that is our principle business target, our principle market, tend to be those companies that are managed financial assets. Because of their business activity, they tend to be the higher rated enterprises in the economy, so therefore, the kind of risks that are taken on in terms of having a full fledged relationship to include credit extension to financial services corporations entail a much lower level of risk and I think you find that across-the-board in all of the trust and custody providers.

Tom McCrohan - Janney Montgomery Scott - Analyst

So with all the private equity activity out there, is that a segment of the market that we can assume The Bank of New York is not participating in, given that it’s really just a credit only type of relationship?

Tom Renyi - The Bank of New York - Chairman, CEO

That’s correct. We are not participating in that market in the credit only marketplace.

Tom McCrohan - Janney Montgomery Scott - Analyst

Great. Thank you.

Tom Renyi - The Bank of New York - Chairman, CEO

Okay, is there another question?

Operator

Yes. Our next question comes from Vivek Juneja with JPMorgan. Please go ahead.

Vivek Juneja - JPMorgan - Analyst

Question for you, either Todd or Bruce. The merger and integration cost, is that just referring to costs associated with the Corporate Trust acquisition or do you also have included in there expenses that you’re incurring in preparation for the merger with Mellon?

Todd Gibbons - The Bank of New York - CFO

Yes, the 15 million in M&I cost in the quarter reflect both the Mellon as well as the Corporate Trust M&I. The break down is 11 of that is related to Corporate Trust and 4 million of it is related to Mellon.

Vivek Juneja - JPMorgan - Analyst

Okay. And then as we look at the professional, legal, and other purchase services that’s running at an elevated level. Is some of that related to the merger activity underway also or is that more likely the run rate which is going to continue?

Bruce Van Saun - The Bank of New York - Vice Chairman

Well, I think the increase from a year ago really reflects the acquired Corporate Trust business, and then the 125 to 130 has that business and the associated costs reflected in there, so that’s really our explanation, Vivek.

Todd Gibbons - The Bank of New York - CFO

Yes, I think you’re looking at the run rate.

Vivek Juneja - JPMorgan - Analyst

Okay. Great. Thanks.

Tom Renyi - The Bank of New York - Chairman, CEO

Thank you, Vivek. Another question, please?

Operator

Yes. Our next question comes from Robert Lee with KBW. Please go ahead.

Robert Lee - KBW - Analyst

Thank you, good morning.

Tom Renyi - The Bank of New York - Chairman, CEO

Good morning.

Robert Lee - KBW - Analyst

I have a quick question on the balance sheet, a couple of your competitors have been seeing pretty strong growth in the foreign office time deposits and seeing some benefit to net interest income and you’ve had pretty strong growth in your non-U.S. custody business and yet your foreign office time deposits have been sort of flat or even down somewhat year-over-year sequentially. Can you talk a little bit about why you’re not seeing he same growth there? Is that I guess a conscious decision on your part from a pricing perspective?

Tom Renyi - The Bank of New York - Chairman, CEO

Well, we are seeing a mix. I mean and it’s hard to compare on a year-over-year basis because you’re talking about a company at a retail bank last year and so if you’re just looking at a continuing operations, it’s really being driven by the Corporate Trust business where we will continue to see growth, but that tends to be somewhat episodic so we see large balances that come with kind of frictional cash, especially in the case of Corporate Trust, so that’s why we anticipate we’ll see a lot of free deposits that come with it as well. So there is going to be a little bit of noise around the margin on a quarter to quarter basis just reflecting that activity. It’s more related to what’s going on in the underlying businesses.

Todd Gibbons - The Bank of New York - CFO

And I think too, if you’ll recall in the fourth quarter, we benefited from those deposit flows and we had low cost deposits associated with it. This quarter we didn’t have quite the same level of deposit flows, but it’s really a reflection of the type of business, not a directional trend. Yes, I think to sum up, Rob, I think that the peers that you’re looking at are focused really on the custody business. We’re seeing some positive trends there in terms of taking deposits but from any quarter to the other since we’re also in the Corporate Trust business and those deposit flows tend to be somewhat volatile, that probably is what you’re seeing in terms of accounting for the difference.

Robert Lee - KBW - Analyst

Okay, thank you very much.

Tom Renyi - The Bank of New York - Chairman, CEO

Thank you. Next question, please?

Operator

Yes, our next question comes from Allen Zwickler with First Manhattan. Please go ahead.

Allen Zwickler - First Manhattan - Analyst

Good morning.

Tom Renyi - The Bank of New York - Chairman, CEO

Good morning.

Allen Zwickler - First Manhattan - Analyst

I just have two totally unrelated question to each other but just as a newcomer I thought I’d give it a shot. One is size wise, when you look at the foreign receipts ADR’s, whatever you may call them and you look at the hedge fund business that you do, i.e. custodian, how do they compare to each other, meaning size wise, if we were to look at your company say three or five years from now and asked you the same question, what would be your feeling about those businesses relative to the size of the combined business?

Gerald Hassell - The Bank of New York - President

Well, depository receipts is a much much bigger business for us today both in terms of revenues and profits than servicing the hedge funds and the administration area, and $100 billion of assets under administration in hedge funds or thereabouts generates a nice level of fee income and profits but nowhere near the size of the depository receipt business. I would expect both businesses to grow dramatically over the next three to five years, given its size base, I would expect the hedge fund servicing business to grow more rapidly because it’s coming off a smaller base and there’s many many providers in the marketplace and we have the ability to capture market share. In the DR business, we’re already 60% some odd of the market and so we will win mandates and new business and take away some market share, but we’re going to grow in line with the level of market activity.

Allen Zwickler - First Manhattan - Analyst

Okay, but directionally, though given where your capital would go, I’m assuming that the foreign business is probably a better place to go long term, I mean, just to understand conceptually how the business is going to be run.

Gerald Hassell - The Bank of New York - President

Absolutely. That’s where the growth is. That’s where we’re investing our capital, and that’s where we intend to put our resources.

Allen Zwickler - First Manhattan - Analyst

So what I was just getting at is that you’re not investing necessarily a lot of capital in the hedge fund business. It’s more of a servicing business?

Gerald Hassell - The Bank of New York - President

Oh, absolutely. It’s on the servicing side and depository receipts in particular take very little capital.

Allen Zwickler - First Manhattan - Analyst

I understand. Okay, thank you very much for the clarification.

Tom Renyi - The Bank of New York - Chairman, CEO

Certainly. I think we’ve got time for one more question.

Operator

Thank you. Our last question comes from Brian Bedell with Merrill Lynch. Please go ahead.

Brian Bedell - Merrill Lynch - Analyst

Thanks guys for taking my follow-up. Just maybe sort of some additional thoughts on your sort of long term strategy in European investor services. I know Mellon and you guys have a little bit of a different approach in the joint venture and then you guys more on the distribution agreements, sort of strategy, but if you had to think say three to five years, how would you like that sort of game plan to look like in terms of your participation in distribution agreements? Do you still like that structure or would you rather have sort of a more structure where you have your own offices in the countries? And then maybe if you could talk a little bit just about platform consolidation, which areas do you think you’ll be merging platforms and which ones you’ll be keeping separate?

Gerald Hassell - The Bank of New York - President

Brian, in general, we’ve said from the very beginning, the joint ventures and alliances are a very good and very positive first step in expanding our market presence. As you know, we’re going through right now rationalizing those JV’s and alliances with the ultimate goal of being in more of a control position and owning the assets and owning the facilities, because we see ourselves as a long term provider of these services in the European, if not the global marketplace, so long term ownership interest is where we’re going but maintaining those very very strong important relationships that we have with our joint venture partners. They are all big clients of ours. The best example is what we just concluded with AIB/BNY. It was a ten plus year joint venture, it was very very successful. We ultimately bought AIB out. They remain an important client of ours, and we control the entire operation now, and we see that as being the natural evolution of how our arrangements work in Europe.

Brian Bedell - Merrill Lynch - Analyst

Great. And just in terms of, I know it’s very early to probably discuss this, but any major areas of where you see platform consolidation? I know you guys are running smart stores in your mid office and they have more of a different approach with their Eagle Software, but any markets where you see opportunities for significant platform consolidation within Europe?

Gerald Hassell - The Bank of New York - President

Well, I’d love to answer your question; however, the lawyers would kick me in the shins. We’re just not ready yet. We’re not a merged company yet, so we have a lot of clarity on what the platforms will be and what the surviving servicing model will be, so stay tuned.

Brian Bedell - Merrill Lynch - Analyst

Okay, great. Thanks very much.

Tom Renyi - The Bank of New York - Chairman, CEO

Thank you, Brian. This concludes our first quarter earnings call. We very much appreciate your questions and your interest. Thank you for joining us this morning and we certainly encourage you to contact Ken Brause in our Investor Relations area if you’ve got any further questions. We appreciate your interest and have a fine day. Thank you very much.